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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )1

GLOBAL TRAFFIC NETWORK, INC.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
37947B 10 3
(CUSIP Number)
Dale C. Arfman
Global Traffic Network
800 Second Avenue
New York, NY 10017
(212) 896-1255
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 23, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No.	37947B 10 3	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Dale C. Arfman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO (shares held by the Reporting Person prior to the Issuer's initial public offering)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		2,512,417

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,512,417

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,512,417

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 2 of 5 pages

ITEM 1.     SECURITY AND ISSUER
This statement relates to the common stock, $.001 par value, of Global Traffic Network, Inc., a Delaware corporation (“Global” or the “Issuer”). The address of the Issuer’s principal executive offices is 800 Second Avenue, Fifth Floor, New York, NY 10017.
ITEM 2.     IDENTITY AND BACKGROUND
This Schedule 13D is being filed by Dale C. Arfman. The principal business address for Mr. Arfman is 800 Second Avenue, Fifth Floor, New York, NY 10017. Mr. Arfman is the Issuer’s Treasurer and Secretary and is a member of its Board of Directors.
During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Arfman is a citizen of the United States.
ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Not applicable.
ITEM 4.     PURPOSE OF TRANSACTION
The shares of Global subject to this Statement are held by the Reporting Person solely for investment purposes.
Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:
     (a)     The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c)     A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

Page 3 of 5 pages

     (d)     Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e)     Any material change in the present capitalization or dividend policy of the issuer;
     (f)     Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
     (g)     Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h)     Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i)     A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)     Any action similar to any of those enumerated above.
ITEM 5.      INTEREST IN THE SECURITIES OF THE ISSUER
(a) and (b)     The Reporting Person beneficially owns 2,512,417 shares.
According to information provided by the Issuer in its final prospectus dated March 23, 2006, the number of shares outstanding after its initial public offering is 12,300,000. Accordingly, based upon this information, the Reporting Person is the beneficial owner of 20.4% of the outstanding shares.
c.     TRANSACTIONS WITHIN THE LAST 60 DAYS
None.
d.     Not applicable.
e.     Not applicable.
ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
None

Page 4 of 5 pages

ITEM 7.     EXHIBITS.
None
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2006	/s/ Dale C. Arfman
Dale C. Arfman

Page 5 of 5 pages